UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 13, 2025: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2025.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding two paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 13, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2025

Athens, Greece – August 13, 2025 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three- and six-month periods ended June 30, 2025.

Second Quarter 2025 Financial Highlights:

•

Total net revenues of $57.2 million. Net income of $29.9 million or $4.32 and $4.29 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $29.2 million or $4.23 and $4.20 per share basic and diluted.

•

Adjusted EBITDA1 was $39.3 million.

•

An average of 22.0 vessels were owned and operated during the second quarter of 2025 earning an average time charter equivalent rate of $29,420 per day.

•

Declared a quarterly dividend of $0.70 per share for the second quarter of 2025 payable on or about September 16, 2025, to shareholders of record on September 9, 2025, as part of the Company’s common stock dividend plan.

•

As of August 13, 2025, we had repurchased 463,074 of our common stock in the open market for a total of about $10.5 million, since the initiation of our share repurchase plan of up to $20 million announced in May 2022.

•

The Company published its 2024 Sustainability/ESG Report which is available at its website: (http://www.euroseas.gr/company/sustainability.html)

First Half 2025 Financial Highlights:

•

Total net revenues of $113.6 million. Net income of $66.8 million or $9.63 and $9.60 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $55.4 million or $7.99 and $7.97 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $76.4 million.

•

An average of 22.83 vessels were owned and operated during the first half of 2025 earning an average time charter equivalent rate of $28,468 per day.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “During the second quarter of 2025, the containership market continued its upward climb exceeding peak levels reached during 2024 in most cases. Although the number of charter transactions reported cooled off during July and early August, this was mostly due to lack of vessels rather than lack of interest. The strength of the market, especially for the feeder sector, was evidenced by long charter commitments by top quality charterers. Our vessels, all being fixed at highly profitable rates, have enabled us to produce one of our best quarterly results of the last five years in terms of adjusted earnings per share. Having charter coverage of almost 90% at similar rates over the next twelve months and assuming conservative rates for any re-charter renewals, we should be able to continue enjoying profitability at similar levels.

“As we have discussed in the past, the challenges the overall containership market faces are mainly centered around supply growth as the overall orderbook stands at almost 30% of the fleet. When the bulk of this orderbook is delivered in late 2026 and 2027 there could be rate pressures, in particular, if at the same time certain geopolitical issues -like the situation in the Red Sea- are resolved and, consequently, fewer ships are required to carry the containerized trade. On the flipside, the supply situation for feeder and intermediate segments, where we operate, is opposite to that of the overall fleet, i.e. fleet size will likely shrink, as these segments have still a low orderbook and a rather aged fleet profile, providing an advantage to owners like us. Trade wars and the uncertainty surrounding the new tariff regimes plus the still unfolding effect of the environmental regulations make the overall operating framework volatile in economic terms but, at the same time, potentially, very rewarding.

“We are committed to sail through the above environment by focusing on modernizing and upgrading our fleet as has been evidenced by our continuing newbuilding and retrofit programs while at the same time we look for accretive opportunities to invest in and, of course, continue to reward our shareholders. In that context, our Board has decided to increase our quarterly dividend by $0.05 to $0.70 per share maintaining an annualized yield in excess of 5.5% against our recent share price levels. We are also continuing to use our share buyback program, as our shares still trade at a substantial discount to our net asset value, despite the visibility of our revenues and earnings. As always, we remain committed to identifying attractive investment opportunities that enhance shareholder value and drive sustainable returns.”

Tasos Aslidis, Chief Financial Officer of Euroseas, commented: “Our revenues for the second quarter of 2025 are slightly lower compared to the same period of 2024. This was the result of the decreased time charter equivalent rate our vessels earned during the second quarter of 2025 compared to the same period of last year. On a per-vessel-per-day basis, our vessels earned a 7.0% lower average charter rate in the second quarter of 2025 as compared to the same period of 2024. Our net revenues decreased to $57.3 million in the second quarter of 2025 compared to $58.7 million during the same period of last year.

“Daily vessel operating expenses, including management fees but excluding drydocking costs, averaged $6,700 per vessel per day during the second quarter of 2025 as compared to $6,612 per vessel per day for the same quarter of last year. This was mainly the result of the falling value of the usd and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros.

General and administrative expenses averaged $694 per vessel per day during the second quarter of 2025 as compared to $581 per vessel per day for the same quarter of last year, and $766 per vessel per day for the first half of 2025 as compared to $637 per vessel per day for the same period of 2024. The increase is due to increased professional fees and increased cost for our stock incentive plan within 2025 as compared to 2024.

“Adjusted EBITDA during the second quarter of 2025 was $39.3 million versus $42.3 million in the second quarter of last year. As of June 30, 2025, our outstanding debt (before deducting the unamortized loan fees) was $229.4 million versus restricted and unrestricted cash of $112.7 million. As of the same date, our scheduled bank debt repayments over the next 12 months amounted to about $21.2 million (before deducting the unamortized loan fees).”

Second Quarter 2025 Results:

For the second quarter of 2025, the Company reported total net revenues of $57.2 million representing a 2.5% decrease over total net revenues of $58.7 million during the second quarter of 2024. This was the result of the lower time charter rates our vessels earned in the second quarter of 2025 compared to the same period of 2024, partly offset by the increase in the average number of vessels owned and operated in the second quarter of 2025 compared to the same period of 2024. On average, 22.0 vessels were owned and operated during the second quarter of 2025 earning an average time charter equivalent rate of $29,420 per day compared to 21.26 vessels in the same period of 2024 earning on average $31,639 per day. The Company reported net income for the period of $29.9 million, as compared to net income of $40.7 million for the same period of 2024.

Voyage expenses, net for the second quarter of 2025 amounted to $0.3 million and relate to owners’ expenses incurred in various ports. For the same period of 2024, a gain on bunkers from the sale of M/V “EM Astoria”, resulted in positive voyage expenses of $0.3 million.

Vessel operating expenses were $11.5 million in the second quarter of 2025 as compared to $11.1 million for the second quarter of 2024. The increase is due to the higher average number of vessels owned and operated in the second quarter of 2025 compared to the corresponding period of 2024.

Depreciation expense for the second quarter of 2025 amounted to $7.3 million compared to $6.8 million for the same period of 2024 due to the increased number of vessels in the Company’s fleet.

Related party management fees for the second quarter of 2025 were also increased to $1.9 million from $1.7 million for the same period of 2024 due to the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros as well as due to the unfavorable movement of the euro/dollar exchange rate.

General and administrative expenses slightly increased to $1.4 million for the second quarter of 2025, compared to $1.1 million for the second quarter of 2024, due to increased professional fees and increased cost for our stock incentive plan.

In the second quarter of 2025 one of our vessels completed extensive repairs afloat. The total drydock cost for the quarter was $1.7 million and also includes costs in relation to the upcoming drydockings. In the second quarter of 2024 two of our vessels completed their special survey with drydock. The first one entered the drydock yard within the previous quarter and completed the survey in the second quarter while the second one was performed during the quarter. The total cost of these surveys was $1.6 million. The results of the Company for the second quarter of 2024 include a $5.7 million gain on sale of M/V “EM Astoria” that was completed in June 2024.

Total interest and other financing costs for the second quarter of 2025 amount to $4.0 million, compared to $2.1 million for the second quarter of 2024. Capitalized interest charged on the cost of our newbuilding program was $1.4 million for the second quarter of 2024 versus nil in the second quarter of 2025. This increase is due to the increased amount of debt in the current period compared to the same period of 2024.

For the three months ended June 30, 2025, the Company recognized a $0.05 million realized gain and a $0.11 million unrealized loss for a total of $0.06 million net loss on derivative. For the three months ended June 30, 2024, the Company recognized a $0.10 million realized gain and a $0.02 million unrealized gain for a total of $0.12 million net gain on derivative.

Adjusted EBITDA1 for the second quarter of 2025 was $39.3 million compared to $42.3 million achieved during the second quarter of 2024.

Basic and diluted earnings per share for the second quarter of 2025 was $4.32 and $4.29, calculated on 6,917,212 basic and 6,954,709 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $5.89 and $5.84, respectively, for the second quarter of 2024, calculated on 6,923,331 basic and 6,978,682 diluted weighted average number of shares outstanding.

The adjusted earnings per share for the quarter ended June 30, 2025 would have been $4.23 per share basic and $4.20 diluted, respectively, compared to adjusted earnings of $4.95 and $4.92 per share basic and diluted for the quarter ended June 30, 2024. Usually, security analysts include Adjusted Net Income in their determination of published estimates of earnings per share.

First Half 2025 Results:

For the first half of 2025, the Company reported total net revenues of $113.6 million representing a 7.7% increase over total net revenues of $105.4 million during the first half of 2024. On average, the Company owned and operated 22.83 vessels during the first half of 2025, earning an average time charter equivalent rate of $28,468 per day. For the same period of 2024 the Company owned and operated 20.43 vessels that earned on average $29,836 per day. The Company reported net income for the period of $66.8 million, as compared to net income of $60.8 million, for the first half of 2024.

Voyage expenses, net for the first half of 2025 amounted to $0.5 million as compared to voyage expenses, net of $0.8 million for the same period of 2024. The increased amount of 2024 is mainly attributable to bunkers consumption by four of our vessels (M/V “Synergy Antwerp”, M/V “Synergy Oakland”, M/V “Synergy Keelung” and M/V “Marcos V”) during their drydock period partly offset by a gain on bunkers from the sale of M/V “EM Astoria”.

Vessel operating expenses for the first half of 2025 amounted to $23.7 million as compared to $22.5 million for the same period of 2024. The increase is due to the higher average number of vessels owned and operated in the first half of 2025 compared to the corresponding period of 2024 partly offset by the lower daily vessel operating expenses, mainly attributable to the significantly lower daily operating costs of the new building vessels delivered to the Company gradually within the last two years

Depreciation expense for the first half of 2025 was $15.3 million compared to $12.3 million during the same period of 2024, due to the increased number of vessels in the Company’s fleet.

Related party management fees for the first half of 2025 increased to $3.9 million from $3.3 million for the same period of 2024 as a result of the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros.

General and administrative expenses increased to $3.2 million for the first half of 2025, as compared to $2.4 million for the same period of 2024, due to increased professional fees and increased cost for our stock incentive plan.

In the first half of 2025 three of our vessels completed extensive repairs afloat for a total cost of approximately $3.5 million. In the same period of 2024 four of our vessels completed their special survey with drydock for a total cost of approximately $7.2 million.

The results of the Company for the first half of 2025 include a $10.2 million gain on sale of M/V “Diamantis” that was completed in January 2025. The results of the Company for the first half of 2024 include a $5.7 million gain on sale of M/V “EM Astoria” that was completed in June 2024.

Total interest and other financing costs for the first half of 2025 amounted to $7.9 million. Capitalized interest charged on the cost of our newbuilding program was $0.1 million for the first six months of 2025. For the same period of 2024 interest and other financing costs were $3.9 million. Capitalized interest charged on the cost of our newbuilding program was $2.7 million for the same period of 2024. This increase is due to the increased amount of debt of our bank loans in the current period compared to the same period of 2024.

For the six months ended June 30, 2025 the Company recognized a $0.1 million realized gain and a $0.3 million unrealized loss for a total of $0.2 million net loss on derivative. For the six months ended June 30, 2024 the Company recognized a $0.2 million realized gain and a $0.8 million unrealized gain for a total of $1.0 million net gain on derivative.

Adjusted EBITDA1 for the first half of 2025 was $76.4 million compared to $66.9 million achieved during the first half of 2024.

Basic and diluted earnings per share for the first half of 2025 was $9.63 calculated on 6,935,298 basic and $9.60, calculated on 6,958,398 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $8.77 calculated on 6,923,331 basic and $8.71, calculated on 6,973,973 diluted weighted average number of shares outstanding, for the same period of 2024.

The adjusted earnings per share for the six-month period ended June 30, 2025 would have been $7.99 and $7.97, basic and diluted, respectively, compared to adjusted earnings per share of $7.63 basic and $7.57 diluted for the same period in 2024. As mentioned above, usually, security analysts include Adjusted Net Income in their determination of published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile as of August 13, 2025 is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(+)(**)	Intermediate	72,968	6,350	2005	TC until Oct-25	$15,000
SYNERGY BUSAN(*)	Intermediate	50,727	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP(*)	Intermediate	50,727	4,253	2008	TC until May-28	$35,500
SYNERGY OAKLAND(*)	Intermediate	50,788	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,697	4,253	2009	TC until June-28	$35,500
EMMANUEL P	Intermediate	50,796	4,250	2005	TC until Aug-25(+) then until Sep 28(*)	$21,000 $38,000
RENA P	Intermediate	50,765	4,250	2007	TC until Aug-25(+) then until Jul 28(*)	$21,000 $35,500
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	38,733	2,800	2024	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	38,733	2,800	2024	TC until Jul-26	$48,000
TENDER SOUL(*)	Feeder	38,733	2,800	2025	TC until Oct-27	$32,000
LEONIDAS Z(*)	Feeder	38,733	2,800	2025	TC until Mar-26	$20,000
DEAR PANEL(*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
SYMEON P(*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
PEPI STAR(*)	Feeder	22,563	1,800	2025	TC until Jun-26	$24,250
EVRIDIKI G(*)	Feeder	34,654	2,556	2001	TC until Apr-26	$29,500
EM CORFU(*)	Feeder	34,649	2,556	2001	TC until Aug-26	$28,000
MONICA(*)	Feeder	22,563	1,800	2024	TC until May-27	$23,500
STEPHANIA K(*)	Feeder	22,563	1,800	2024	TC until May-26	$22,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Feb-26	$18,100
JONATHAN P(*)	Feeder	23,732	1,740	2006	TC until Sep-25	$20,000
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until May-27	$19,000
Total Container Carriers on the Water	22	859,330	67,494

Vessels under construction	Type	Dwt	TEU	To be delivered
ELENA (H1711)	Intermediate	55,200	4,300	Q4 2027
NIKITAS G (H1712)	Intermediate	55,200	4,300	Q4 2027
Total under construction	2	110,400	8,600

Note:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

The vessel was agreed to be sold to an unaffiliated third party. The vessel is scheduled to be delivered to its buyer in October 2025.

Summary Fleet Data:

	Three months, ended June 30, 2024	Three months, ended June 30, 2025	Six months, ended June 30, 2024	Six months, ended June 30, 2025
FLEET DATA
Average number of vessels (1)	21.26	22.00	20.43	22.83
Calendar days for fleet (2)	1,936.0	2,002.0	3,720.0	4,133.0
Scheduled off-hire days incl. laid-up (3)	20.7	10.0	99.3	29.8
Available days for fleet (4) = (2) - (3)	1,915.3	1,992.0	3,620.7	4,103.2
Commercial off-hire days (5)	0.0	0.0	3.7	0.0
Operational off-hire days (6)	1.7	1.9	3.9	17.9
Voyage days for fleet (7) = (4) - (5) - (6)	1,913.6	1,990.1	3,613.1	4,085.3
Fleet utilization (8) = (7) / (4)	99.9%	99.9%	99.8%	99.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.9%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	99.9%	99.9%	99.6%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	31,639	29,420	29,836	28,468
Vessel operating expenses excl. drydocking expenses (12)	6,612	6,700	6,926	6,688
General and administrative expenses (13)	581	694	637	766
Total vessel operating expenses (14)	7,193	7,394	7,563	7,454
Drydocking expenses (15)	819	826	1,943	838

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE, which is a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses are calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, August 13, 2025 at 9:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13755323. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

 Audio Webcast ‐ Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the second quarter ended June 30, 2025, will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2024	2025	2024	2025
	(unaudited)		(unaudited)
Revenues
Time charter revenue	60,288,976	58,810,230	108,583,615	116,793,645
Commissions	(1,564,390)	(1,576,511)	(3,140,655)	(3,213,831)
Net revenues	58,724,586	57,233,719	105,442,960	113,579,814

Operating expenses/(income)
Voyage expenses, net	(254,853)	260,879	783,280	493,855
Vessel operating expenses	11,136,326	11,481,344	22,508,405	23,732,438
Drydocking expenses	1,586,477	1,653,086	7,229,311	3,461,428
Vessel depreciation	6,820,674	7,258,954	12,262,011	15,304,021
Related party management fees	1,663,711	1,932,325	3,255,269	3,908,030
Other operating income	-	(120,000)	-	(120,000)
General and administrative expenses	1,125,719	1,388,650	2,368,216	3,167,568
Gain on sale of vessel	(5,690,794)	-	(5,690,794)	(10,230,210)
Total operating expenses, net	16,387,260	23,855,238	42,715,698	39,717,130

Operating income	42,337,326	33,378,481	62,727,262	73,862,684

Other (expenses) / income
Interest and other financing costs	(2,054,215)	(3,969,947)	(3,854,370)	(7,877,401)
Gain / (loss) on derivative, net	117,701	(56,548)	980,707	(229,934)
Foreign exchange gain / (loss), net	16,325	(85,589)	18,317	(83,562)
Interest income	331,422	595,121	878,816	1,104,724
Other expenses, net	(1,588,767)	(3,516,963)	(1,976,530)	(7,086,173)
Net income	40,748,559	29,861,518	60,750,732	66,776,511
Weighted average number of shares, basic	6,923,331	6,917,212	6,923,331	6,935,298
Earnings per share, basic	5.89	4.32	8.77	9.63
Weighted average number of shares, diluted	6,978,682	6,954,709	6,973,973	6,958,398
Earnings per share, diluted	5.84	4.29	8.71	9.60

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2024	June 30, 2025

ASSETS
Current Assets:
Cash and cash equivalents	73,739,504	100,506,369
Trade accounts receivable, net	4,551,077	8,377,337
Other receivables	775,793	1,524,583
Inventories	3,191,140	2,874,205
Restricted cash	926,823	5,875,206
Prepaid expenses	1,338,031	1,166,344
Derivative	184,392	131,463
Asset held for sale	-	39,975,851
Total current assets	84,706,760	160,431,358
Fixed assets:
Vessels, net	443,386,898	477,285,311
Long-term assets:
Advances for vessels under construction	56,924,663	18,092,230
Restricted cash	6,000,000	6,300,000
Derivative	200,636	-
Total assets	591,218,957	662,108,899

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term debt, current portion	36,930,532	20,848,844
Trade accounts payable	5,735,830	3,790,714
Accrued expenses	4,482,282	6,352,179
Accrued dividends	121,030	237,245
Dividends payable	-	4,496,193
Deferred revenue	8,237,629	5,170,434
Due to related company	1,662,306	3,948,758
Below market acquired charter associated with asset held for sale	-	176,115
Advance received for asset held for sale	-	5,000,000
Total current liabilities	57,169,609	50,020,482

Long-term liabilities:
Long-term debt, net of current portion	168,473,386	206,520,031
Derivative	-	88,519
Other non-current liabilities	-	2,499,829
Fair value of below market time charters acquired	2,626,130	-
Total long-term liabilities	171,099,516	209,108,379
Total liabilities	228,269,125	259,128,861

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,047,537 and 7,006,612, issued and outstanding)	211,426	210,198
Additional paid-in capital	258,887,424	258,605,367
Retained earnings	103,850,982	144,164,473
Total shareholders’ equity	362,949,832	402,980,038
Total liabilities and shareholders’ equity	591,218,957	662,108,899

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2024	2025

Cash flows from operating activities:
Net income	60,750,732	66,776,511
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	12,262,011	15,304,021
Amortization and write off of deferred charges	250,136	276,491
Share-based compensation	711,120	1,023,848
Gain on sale of vessel	(5,690,794)	(10,230,210)
Unrealized (gain) / loss on derivative	(783,028)	342,084
Amortization of fair value of below market time charters acquired	(2,463,552)	(2,450,015)
Changes in operating assets and liabilities	(5,640,294)	(2,583,826)
Net cash provided by operating activities	59,396,331	68,458,904

Cash flows from investing activities:
Cash paid for vessels under construction	(122,008,208)	(56,563,637)
Cash paid for vessels acquisitions and vessel improvements	(3,061,029)	(488,585)
Advance received for asset held for sale	-	5,000,000
Net proceeds from sale a vessel	10,146,400	12,875,660
Net cash used in investing activities	(114,922,837)	(39,176,562)

Cash flows from financing activities:
Cash paid for share repurchase	-	(1,307,133)
Dividends paid	(8,309,042)	(4,518,889)
Loan arrangement fees paid	(1,230,894)	(429,000)
Proceeds from long-term debt	94,000,000	52,000,000
Repayment of long-term debt	(16,936,765)	(29,882,531)
Cash retained by Euroholdings Ltd. at spin-off	-	(13,129,541)
Net cash provided by financing activities	67,523,299	2,732,906

Net increase in cash, cash equivalents and restricted cash	11,996,793	32,015,248
Cash, cash equivalents and restricted cash at beginning of period	64,316,298	80,666,327
Cash, cash equivalents and restricted cash at end of period	76,313,091	112,681,575

Cash breakdown

Cash and cash equivalents	69,693,515	100,506,369
Restricted cash, current	19,576	5,875,206
Restricted cash, long-term	6,600,000	6,300,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	76,313,091	112,681,575

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2025	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025
Net income	40,748,559	29,861,518	60,750,732	66,776,511
Interest and other financing costs, net (incl. interest income)	1,722,793	3,374,826	2,975,554	6,772,677
Vessel depreciation	6,820,674	7,258,954	12,262,011	15,304,021
Gain on sale of vessel	(5,690,794)	-	(5,690,794)	(10,230,210)
(Gain) / loss on interest rate swap derivative, net	(117,701)	56,548	(980,707)	229,934
Amortization of below market time charters acquired	(1,231,776)	(1,231,776)	(2,463,552)	(2,450,015)
Adjusted EBITDA	42,251,755	39,320,070	66,853,244	76,402,918

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation, (gain) / loss on interest rate swap derivative, net, gain on sale of vessel and amortization of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a supplemental basis upon which the Company assesses its financial performance and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, (gain) / loss on interest rate swap, gain on sale of vessel, depreciation, and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in shipping or other industries.

Euroseas Ltd.

Reconciliation of Adjusted net income to Net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2025	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025
Net income	40,748,559	29,861,518	60,750,732	66,776,511
Unrealized (gain) / loss on derivative	(19,679)	103,653	(783,029)	342,084
Amortization of below market time charters acquired	(1,231,776)	(1,231,776)	(2,463,552)	(2,450,015)
Gain on sale of vessel	(5,690,794)	-	(5,690,794)	(10,230,210)
Vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	497,062	497,062	994,124	994,124
Adjusted net income	34,303,372	29,230,457	52,807,481	55,432,494
Adjusted earnings per share, basic	4.95	4.23	7.63	7.99
Weighted average number of shares, basic	6,923,331	6,917,212	6,923,331	6,935,298
Adjusted earnings per share, diluted	4.92	4.20	7.57	7.97
Weighted average number of shares, diluted	6,978,682	6,954,709	6,973,973	6,958,398

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized (gain) / loss on derivative, gain on sale of vessel, amortization of below market time charters acquired, and vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 22 vessels, including 15 Feeder containerships and 7 Intermediate containerships. Euroseas 22 containerships have a cargo capacity of 67,494 teu. After the delivery of two feeder containership newbuildings in the fourth quarter of 2027, Euroseas’ fleet will consist of 24 vessels with a total carrying capacity of 76,094 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com